Charles S. Kim T: +1 858 550-6049 ckim@cooley.com	VIA EDGAR AND FEDEX

January 8, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Jeffrey P. Riedler

Re:      TRACON Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-201280

Dear Mr. Riedler:

On behalf of our client, TRACON Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2014 (the “Initial Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 initially submitted to the Commission on August 9, 2014, which has been subsequently amended, with the latest version being filed with the Commission on December 29, 2014 (the “Registration Statement”).  In this letter, we are responding only to comment number 9 in the Initial Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.  In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it.  In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice.  The address and telephone number for Charles S. Kim, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6049.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

January 8, 2015	*FOIA Confidential Treatment Request* Confidential Treatment Requested by TRACON Pharmaceuticals, Inc. in connection with Registration Statement on Form S-1 (File No. 333-201280)

Staff Comment and Company Response

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Determination of the fair value of common stock, page 63

9.         We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response:

Preliminary IPO Price Range and Reverse Stock Split

To assist the Staff in its evaluation of the Company’s stock-based compensation disclosures and certain other matters, the Company advises the Staff that on December 23, 2014, representatives of Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, the lead underwriters (the “Lead Underwriters”) of the Company’s proposed initial public offering (the “IPO”), advised the Company that they anticipated that the underwriters would recommend to the Company a preliminary estimated initial public offering price range to be included on the cover of the Company’s preliminary prospectus (the “Preliminary Prospectus”) of $[***] to $[***] per share (the “Preliminary IPO Price Range”).  The Company anticipates effecting a 1-for-[***] reverse stock split in connection with the IPO pursuant to a future amendment to the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware prior to filing the Preliminary Prospectus in a pre-effective amendment to the Registration Statement prior to the commencement of the Company’s road show process.  The Preliminary IPO Price Range gives effect to the anticipated reverse stock split.  In addition, the Company advises the Staff that it will also set forth the Preliminary IPO Price Range in a pre-effective amendment to the Registration Statement prior to the commencement of the Company’s road show process.

The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions and input received from the Lead Underwriters, including discussions that took place on December 23, 2014 between senior management of the Company, members of the board of directors of the Company (the “Board”) and representatives of the Lead Underwriters.  The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.  As is typical for initial public offerings, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, the Board and the Lead Underwriters.  During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

January 8, 2015	*FOIA Confidential Treatment Request* Confidential Treatment Requested by TRACON Pharmaceuticals, Inc. in connection with Registration Statement on Form S-1 (File No. 333-201280)

offerings in the biotechnology industry and the respective stages of development of those issuers as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company, recent market conditions and feedback from potential investors obtained during “testing the waters” meetings conducted pursuant to the Jumpstart Our Business Startups Act of 2012.

Stock Option Grants in the Last 12 Months and Related Common Stock Valuations

As described in detail in the Registration Statement beginning on page 67, historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Board, with input from management.  All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined in good faith and based on the information known to the Board on the date of grant.  In the absence of a public trading market for the Company’s common stock, on each grant date, the Board considered various objective and subjective factors described in detail in the Registration Statement, along with input from management, to determine the fair value of the Company’s common stock.  In addition to these factors, as part of its assessment of the fair value of the Company’s common stock for purposes of making stock option grants, the Board also considered and relied upon appraisals of the fair value of the Company’s common stock from independent third-party valuation specialists using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”).  Furthermore, as described in the Registration Statement and below, the Company engaged in a retrospective reassessment of the fair value of its common stock for financial reporting purposes for the options granted in April 2014.

During the last 12 months, the Company granted options to purchase an aggregate of (i) 65,668 shares of common stock on April 9, 2014 (the “April Grants”); (ii) 206,580 shares of common stock on August 6, 2014 (the “August Grants”); and (iii) 1,267,187 shares of common stock on October 3, 2014 (the “October Grants”) (without giving effect to the anticipated reverse stock split).  The Company has not granted any other equity awards since October 3, 2014 and does not currently anticipate doing so prior to the completion of the IPO.

April Grants and August Grants

As described in detail in the Registration Statement beginning on page 69, as part of the preparation of the financial statements necessary for inclusion in the Registration Statement, the Company reassessed the fair value of its common stock on a retrospective basis for financial reporting purposes. For purposes of this reassessment, the Company relied in part on an appraisal of the value of its common stock as of June 30, 2014 that was prepared by an independent third-party valuation specialist using methodologies, approaches and assumptions consistent with the Practice Aid.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

January 8, 2015	*FOIA Confidential Treatment Request* Confidential Treatment Requested by TRACON Pharmaceuticals, Inc. in connection with Registration Statement on Form S-1 (File No. 333-201280)

During the three months ended June 30, 2014, the Board first considered an IPO, which resulted in a change to both the Company’s expected time to a liquidity event and the nature of the expected liquidity event.  As a result, the valuation method utilized for the June 30, 2014 valuation was changed to a hybrid Option Pricing Method (“OPM”) and Probability-Weighted Expected Return Method (“PWERM”), in order to compensate for these factors.  Under this hybrid method, the Company considered the expected IPO liquidity scenario, but also used a backsolve method to capture all other scenarios in the event a near-term IPO did not occur.  To determine the enterprise value in the IPO liquidity scenario, the Company utilized a market approach based on the pre-money valuations of recent biotechnology initial public offerings, and the enterprise value used in the OPM model was based on input from potential third-party investors in the Company.  The present value of the Company’s common stock under each scenario was then weighted based on the probability of each scenario occurring to determine the fair value of the common stock.

The June 30, 2014 valuation resulted in a common stock fair value of $1.61 per share ($[***] on a post-split basis).  The Company concluded that the exercise price for the stock options granted during 2013 did not differ from their fair value at the date of grant.  However, in light of the fact that the Board first considered an IPO in the second quarter of 2014, the Company chose to conservatively apply the June 30, 2014 reassessed common stock fair value of $1.61 per share ($[***] on a post-split basis) to the April 9, 2014 stock options granted at an exercise price of $0.68 per share ($[***] on a post-split basis) to determine the stock-based compensation expense which is recorded in the Company’s financial statements.

For the common stock options granted on August 6, 2014, the Board determined that the fair value of the Company’s common stock was $1.61 per share ($[***] on a post-split basis), in consideration of the June 30, 2014 valuation and the other objective and subjective factors described in the Registration Statement.  As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place between June 30, 2014 and the August 6, 2014 grant date.

October Grants

As described in detail in the Registration Statement beginning on page 70, in connection with the closing of the Company’s Series B financing, the Board elected to grant certain stock options, the fair value of which were based in part on an appraisal of the value of the Company’s common stock as of September 19, 2014 that was prepared by an independent third-party valuation specialist using methodologies, approaches and assumptions consistent with the Practice Aid.  The valuation was prepared on substantially the same basis as the June 30, 2014 valuation described above, with the exception of updated assumptions regarding the increased probability that an IPO would be completed in the near-term and certain other assumptions regarding the timing, value and probability of other scenarios in the event a near-term IPO did not occur. The September 19, 2014 valuation resulted in the $1.82 fair value ($[***] on a post-split basis) that was utilized for the October Grants as the Board concluded that no significant internal or external value-generating events had taken place between September 19,

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

January 8, 2015	*FOIA Confidential Treatment Request* Confidential Treatment Requested by TRACON Pharmaceuticals, Inc. in connection with Registration Statement on Form S-1 (File No. 333-201280)

2014 and the October 3, 2014 grant date.  It is important to note that the fair value of $1.82 per common share represents only a 17% discount to the price of the Company’s Series B redeemable convertible preferred stock that has rights, preferences and privileges superior to the common stock.  The Company’s Series B redeemable convertible preferred stock was issued in September 2014 for a price of approximately $2.19 per share as a result of arm’s length negotiations with third-party investors.  Negotiations were led by sophisticated new investors to the Company, and new investors purchased approximately 76% of the shares.  The Company respectfully submits to the Staff that private companies typically price their common stock at a much steeper discount to the price of their superior preferred stock, and this, in addition to the Practice Aid compliant valuation methodology employed, is indicia that the Board valuation was appropriate.

Preliminary IPO Price Range

The Company respectfully advises the Staff that the following factors contributed to the difference between the Preliminary IPO Price Range and the historic determined fair values of the Company’s common stock:

•    The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of fair value in connection with the April Grants, August Grants and October Grants.  The April Grants and August Grants, backing out the discount for lack of marketability, would have resulted in a marketable fair value of $2.126 per share ($[***] on a post-split basis).  The October grants, backing out the discount for lack of marketability, would have resulted in a marketable fair value of $2.35 per share ($[***] on a post-split basis).

•    The differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company, which do not take into account the current lack of liquidity for the Company’s common stock and assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board.

•    The Preliminary IPO Price Range was in part informed by discussions with potential investors during “testing the waters” meetings conducted pursuant to the Jumpstart Our Business Startups Act of 2012.

•    Continuing robust capital markets activity in the biotechnology sector, including a significant number of successful initial public offerings by a wide range of companies.

•    The purchase price per share of the Company’s Series B preferred stock, which as described above resulted from arm’s length negotiations with third-party investors, was taken into consideration in connection with the fair value determination made in connection with the near contemporaneous October Grants but not in connection with the latter Preliminary IPO Price Range determination.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

January 8, 2015	*FOIA Confidential Treatment Request* Confidential Treatment Requested by TRACON Pharmaceuticals, Inc. in connection with Registration Statement on Form S-1 (File No. 333-201280)

•    Significant advancements in the Company’s business and development of its product candidates and, in particular, the following:

o	initial enrollment of patients into part 2 of a randomized Phase 2 trial in patients with renal cell carcinoma;
o	continued enrollment of patients into part 2 of a Phase 2 trial in patients with soft tissue sarcoma;
o	publication of a manuscript detailing the safety and activity of the Company’s lead product candidate, TRC105, in Clinical Cancer Research;
o	acceptance of presentation of clinical trial data using TRC105 in patients with liver cancer at the Gastrointestinal Cancer Symposium of the ASCO in January 2015 in San Francisco;
o	acceptance of presentation of clinical trial data using TRC105 in patients with renal cell carcinoma at the Genitourinary Cancer Symposium of the ASCO in February 2015 in Orlando; and
o	execution of an option to an exclusive license of intellectual property from Tufts University to enable development of our anti-endoglin antibodies in the field of fibrosis.

In addition, there are other factors that support the discount in the valuation determination as of October 3, 2014 compared to the Preliminary IPO Price Range, including (i) the inherent uncertainty of completing a successful IPO; and (ii) the possibility that the actual IPO price could be lower than the Preliminary IPO Price Range recommended by the Company’s underwriters.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933, As Amended

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

**********

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

January 8, 2015	*FOIA Confidential Treatment Request* Confidential Treatment Requested by TRACON Pharmaceuticals, Inc. in connection with Registration Statement on Form S-1 (File No. 333-201280)

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  And please contact me at (858) 550-6049 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

COOLEY LLP

/s/ Charles S. Kim

Charles S. Kim, Esq.

cc:       Charles P. Theuer, M.D., Ph.D., TRACON Pharmaceuticals, Inc.

H Casey Logan, TRACON Pharmaceuticals, Inc.

Sean M. Clayton, Esq., Cooley LLP

Kristin E. VanderPas, Esq., Cooley LLP

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM